UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 001-35234

BLUE WOLF MONGOLIA HOLDINGS CORP.

Suite 409, Central Tower

2 Sukhbaatar Square, Sukhbaatar District 8

Ulaanbaatar 14200, Mongolia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

Change in Fiscal Year

On December 30, 2012, Blue Wolf Mongolia Holdings Corp. (the “Company”) changed its fiscal year end solely for financial accounting purposes. The Company’s fiscal year will now end on June 30 of each calendar year instead of February 28. As a result of such change, the Company’s current financial accounting fiscal year will end on June 30, 2013. The Company plans to report its financial results for the four month transition period of March 1, 2012 through June 30, 2012 on a Transition Report on Form 20-F (the “Transition Report”). After filing the Transition Report, the Company’s intends to file an Annual Report on Form 20-F for the fiscal year ending June 30, 2013.

Qualification as a Foreign Private Issuer

On December 31, 2012, the Company determined that, as a result of the change in fiscal year as well as certain other actions taken by the Company, it has met the requirements set forth in Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to qualify as a “foreign private issuer” on the last day of its second fiscal quarter (December 31, 2012). Commencing January 1, 2013, the Company intends to avail itself of the accommodations available to foreign private issuers under the rules and regulations promulgated under the Securities Act of 1933, as amended, and the Exchange Act, including the use of foreign private issuer forms and reporting requirements.

As a foreign private issuer, the Company is exempt from certain provisions applicable to U.S. reporting companies including (i) the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q, Current Reports on Form 8-K and proxy statements, (ii) provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and (iii) provisions of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions.

As a foreign private issuer, the Company is also permitted to follow home country corporate governance practices instead of certain corporate governance rules of the Nasdaq Capital Market. The corporate governance practice in the Company’s home country, the British Virgin Islands, does not require the implementation of various Nasdaq Capital Market corporate governance rules. Accordingly, the Company may follow home country practice with regard to, among other things, the composition of its board of directors and board committees, the participation of independent directors in the determination of executive compensation and the nomination of directors, and the review and oversight of related-party transactions. Furthermore, the Company intends to follow home country practice instead of Rule 5635 of the Nasdaq Capital Market, which requires shareholder approval for certain issuances of securities, including acquisitions of stock or assets of third parties resulting in the issuance of 20% or more of an issuer’s outstanding shares, issuances resulting in a change of control of an issuer and certain equity compensation plans.

Other Events

Resignation of Director; Appointment of Director

On December 30, 2012, Nicholas Edwards resigned from the board of directors of the Company (the “Board”). Mr. Edwards will continue to serve as the Company’s President and Chief Financial Officer.

On December 30, 2012, Giacomo E. Di Mase joined the Board, replacing Mr. Edwards. The Board has not determined on which committees of the Board, if any, Mr. Di Mase will serve.

Mr. Di Mase has served as chief executive officer and a director of Orange Park Records srl, an independent record label and music publishing company in Rome, Italy, since March 2007. From May 2000 to March 2012, Mr. Di Mase served in various capacities including business analyst, business development, and strategic management at Piaggio Aero Industries, an aircraft manufacturing company in Genoa, Italy, which is family owned in partnership with Mubadala and Tata Group. He also serves as a director of Xurex Inc., a company that develops anti-corrosion and anti-abrasion chemicals, Duraseal Coatings Company, a company that produces coatings for drilling and extraction pipes, and Universal Nanotech Ltd., a marketing and public relations company for nanotechnology coating products. Mr. Di Mase received his B.A. in Business Administration from John Cabot University in Rome, Italy.

Appointment of Officers

On December 30, 2012, the Company appointed Buyankhishig Ishdorj as Vice President, Business Development, and Elena Bagayeva as Vice President, Finance. There are no family relationships between Mr. Ishdorj or Ms. Bagayeva and any of the Company’s directors or executive officers and the Company has not entered into any transactions with Mr. Ishdorj or Ms. Bagayeva that are reportable pursuant to Item 404(a) of Regulation S-K.

Mr. Ishdorj has served as a Vice President of Composite Capital, LLC, an investment management and financial advisory firm with a particular focus on the natural resources sector, since December 2011 and as an Associate from March 2011 to December 2011. From September 2009 to March 2011, he served as General Manager of Monet Capital Investment, an investment bank in Mongolia. Mr. Ishdorj served as the Head of Marketing and the Chief Operating Officer of Altai Cashmere LLC, a garment manufacturing company, from November 2007 to September 2009.  From September 2007 to November 2007, he served as the Chief Executive Officer of UBOS LLC, a trading company owned by Just Group LLC. Mr. Ishdorj served as Manager of Business Development for Just Group LLC, a diversified holding company, from May 2006 to September 2007, and as the Chief Executive Officer of MTML LLC, a trading company, from January 2004 to May 2006. He has served as a board member of the Mongolia-Turkey Association of Mongolia since 2008 and as a member of the Association of New Market since 2011. Mr. Ishdorj received his B.A. in International Relations and Economics at the University of Uludag in Turkey and a M.B.A. in International Relations and Economics at the University of Ankara in Turkey.

Ms. Bagayeva has served as project manager at Composite Capital, LLC, an investment management and financial advisory firm with a particular focus on the natural resources sector, since September 2012. From November 2011 to June 2012, she served as manager of corporate development and investor relations of Xanadu Mines Ltd. (ASX:XAM). From October 2009 to November 2011, Ms. Bagayeva served as business development manager and projects coordinator of Wardell Armstrong International Ltd., a United Kingdom consulting company serving the international mineral industry. From February 2006 to September 2009, she served in various capacities at Sary Kazna LLC, an operating subsidiary of Central Asia Metals PLC (AIM:CAML). Ms. Bagayeva received a B.A. in Linguistics from Kazakh State University and is studying for her MBA at the London School of Business and Finance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

January 4, 2013

BLUE WOLF MONGOLIA HOLDINGS CORP.

By:	/s/ Lee Kraus
Name: Lee Kraus Title: Chief Executive Officer